SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

The Wet Seal, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

961840105
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 15 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 961840105	SCHEDULE 13D/A	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,336,661 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,336,661 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,336,661 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,026,126 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,026,126 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,026,126 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,026,126 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,026,126 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,026,126 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 961840105	SCHEDULE 13D/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,152,602 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,152,602 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,152,602 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 961840105	SCHEDULE 13D/A	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,152,602 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,152,602 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,152,602 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 7 of 15 Pages

This Amendment No. 21 (“Amendment No. 21”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2012 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on September 5, 2012 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on September 13, 2012 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on September 17, 2012 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on September 19, 2012 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on September 21, 2012 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D, filed with the SEC on September 27, 2012 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D, filed with the SEC on October 1, 2012 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D, filed with the SEC on October 3, 2012 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D, filed with the SEC on October 5, 2012 (“Amendment No. 9”), Amendment No. 10 to the Original Schedule 13D, filed with the SEC on October 22, 2012 (“Amendment No. 10”), Amendment No. 11 to the Original Schedule 13D, filed with the SEC on February 13, 2013 (“Amendment No. 11”), Amendment No. 12 to the Original Schedule 13D, filed with the SEC on June 25, 2013 (“Amendment No. 12”), Amendment No. 13 to the Original Schedule 13D, filed with the SEC on August 22, 2013 (“Amendment No. 13”), Amendment No. 14 to the Original Schedule 13D, filed with the SEC on September 17, 2013 (“Amendment No. 14”), Amendment No. 15 to the Original Schedule 13D, filed with the SEC on December 17, 2013 (“Amendment No. 15”), Amendment No. 16 to the Original Schedule 13D, filed with the SEC on March 11, 2014 (“Amendment No. 16”), Amendment No. 17 to the Original Schedule 13D, filed with the SEC on March 21, 2014 (“Amendment No. 17”), Amendment No. 18 to the Original Schedule 13D, filed with the SEC on September 3, 2014 (“Amendment No. 18”), Amendment No. 19 to the Original Schedule 13D, filed with the SEC on October 8, 2014 (“Amendment No. 19”) and Amendment No. 20 to the Original Schedule 13D, filed with the SEC on October 29, 2014 (“Amendment No. 20” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment 19 and this Amendment No. 21, the “Schedule 13D”) with respect to the Class A common stock, par value $0.10 per share (the “Class A Common Stock”), of The Wet Seal, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 21 have the meanings set forth in the Schedule 13D. This Amendment No. 21 amends Items 2, 3, 4, 5 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Paragraphs (a)–(c) of Item 2 are hereby amended and restated in their entirety as follows:

CUSIP No. 961840105	SCHEDULE 13D/A	Page 8 of 15 Pages

(a) This Schedule 13D is filed by (i) Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("Magnolia"); (ii) Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership ("CREL"); (iii) Clinton Relational Opportunity, LLC, a Delaware limited liability company, which serves as the investment manager to CREL ("CRO"); (iv) Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to Magnolia (“CGI”); and (v) George E. Hall, a United States citizen, who serves as Chief Executive Officer of CGI ("Mr. Hall" and together with Magnolia, CREL, CRO and CGI, “Clinton” or the "Reporting Persons").

(b) The principal business address of CRO, CGI and Mr. Hall is 601 Lexington Avenue, 51st Floor, New York, New York 10022. The principal business address of Magnolia and CREL is c/o Credit Suisse Administration Services (Cayman) Ltd., P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c) The principal business of CRO and CGI is to provide investment management services to private individuals and institutions. The principal business of Magnolia and CREL is to invest in securities. The principal business of Mr. Hall is to serve as Chief Executive Officer of CGI.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of CGI, Magnolia, CREL, and CRO is set forth in Schedule A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Class A Common Stock.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Clinton used approximately $3,971,000 (including brokerage commissions) in the aggregate to acquire the shares of Class A Common Stock reported herein as beneficially owned.

Funds for the purchase of the Class A Common Stock reported herein as beneficially held by Clinton were derived from (i) available working capital of Magnolia, for the shares of Class A Common Stock held directly by it; (ii) available working capital of CREL, for the shares of Class A Common Stock held directly by it; and (iii) margin borrowings described in the following sentence, for the shares of Class A Common Stock held directly by Magnolia and CREL. Such Class A Common Stock is held by Clinton in commingled margin accounts, which may extend margin credit to Clinton from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Class A Common Stock reported herein as beneficially owned by Clinton.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

CUSIP No. 961840105	SCHEDULE 13D/A	Page 9 of 15 Pages

On November 19, 2014, CGI sent a letter (the "Letter") to the Board of Directors of the Issuer  (the "Board") encouraging the Board to clarify the Board's intent regarding the Issuer's liquidity situation and its pro forma capital structure. CGI suggested the Issuer take the following strategic action: (i) increase its available liquidity by engaging alternate lenders, (ii) address the issues in the Issuer's equity financing transaction announced September 3, 2014, (iii) develop a backup plan regarding its real estate agreements, and (iv) explore potential transactions with alternate investors, such as private equity firms. On November 19, 2014, CGI also issued a press release (the "Press Release") containing the full text of the Letter, which commended the Issuer for its recent actions.

The foregoing summary of the Letter and the Press Release is qualified in its entirety by reference to the full text of the Press Release, which contains the full text of the Letter, a copy of which is attached as Exhibit 28 to this Schedule 13D and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Class A Common Stock to which this Schedule 13D relates is 5,152,602 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock), constituting approximately 6.1% of the Issuer’s currently outstanding Class A Common Stock. The aggregate number and percentage of shares of Class A Common Stock reported herein are based upon the 84,309,311 shares of Class A Common Stock outstanding as of September 5, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended August 2, 2014 filed with the SEC on September 11, 2014.

(i) Magnolia
(a)	As of the date hereof, Magnolia may be deemed the beneficial owner of 1,336,661 shares of Class A Common Stock.
Percentage: Approximately 1.6% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 1,336,661 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 1,336,661 shares of Class A Common Stock

(ii) CREL:
(a)	As of the date hereof, CREL may be deemed the beneficial owner of 2,026,126 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock).
Percentage: Approximately 2.4% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 2,026,126 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 2,026,126 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock)

(iii) CRO:

CUSIP No. 961840105	SCHEDULE 13D/A	Page 10 of 15 Pages

(a)	As of the date hereof, CRO may be deemed the beneficial owner of 2,026,126 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock).
Percentage: Approximately 2.4% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 2,026,126 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 2,026,126 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock)

(iv) CGI:
(a)	As of the date hereof, CGI may be deemed the beneficial owner of 5,152,602 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock).
Percentage: Approximately 6.1% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 5,152,602 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 5,152,602 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock)

(v) Mr. Hall:
(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 5,152,602 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock).
Percentage: Approximately 6.1% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 5,152,602 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 5,152,602 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock)

CUSIP No. 961840105	SCHEDULE 13D/A	Page 11 of 15 Pages

(b) By virtue of investment management agreements with Magnolia, its ownership of CRO, a sub-advisory agreement governing a portion of a mutual fund portfolio (“CASF”) that holds 1,481,806 shares of Class A Common Stock (including options to purchase 75,400 shares of Class A Common Stock), and a sub-advisory agreement governing a mutual fund portfolio (“WKCAX”) that holds 308,009 shares of Class A Common Stock, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 5,152,602 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock) beneficially owned by Magnolia and CREL, and held by CASF and WKCAX. By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Class A Common Stock as to which CGI has voting power or dispositive power.

(c) All transactions in Class A Common Stock effected by the Reporting Persons since the filing of Amendment No. 20 are set forth in Schedule B hereto. Unless otherwise indicated, all such transactions were effected in the open market.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description
28	Letter to the Board, dated November 19, 2014

CUSIP No. 961840105	SCHEDULE 13D/A	Page 12 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 19, 2014

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Relational Opportunity Master Fund, L.P.

By:	Clinton Relational Opportunity, LLC, its investment manager

By:	/s/ John Hall
Name:	John Hall
Title:	Authorized Signatory

Clinton Relational Opportunity, LLC

By:	/s/ John Hall
Name:	John Hall
Title:	Authorized Signatory

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

/s/ George E. Hall
George E. Hall

CUSIP No. 961840105	SCHEDULE 13D/A	Page 13 of 15 Pages

Schedule A

Directors and Executive Officers of Certain Reporting Persons

CLINTON GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 601 Lexington Avenue, 51st Floor, New York, New York 10022.

Name	Position and Principal Occupation
George E. Hall	Director, Chief Executive Officer and President
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director and Secretary
Nader Behbehani	Chief Compliance Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of Magnolia. There are no executive officers of Magnolia. Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

Clinton Relational Opportunity GP LLC, a Delaware limited liability company, is the general partner of CREL. George E. Hall is the controlling person of Clinton Relational Opportunity GP LLC.

CLINTON RELATIONAL OPPORTUNITY, LLC

George E. Hall is the controlling person of CRO.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 14 of 15 Pages

Schedule B

The following table sets forth all transactions with respect to the shares of Class A Common Stock effected since the filing of Amendment No. 20 by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

Magnolia

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
10/31/14	(50,000)	0.3412
10/31/14	5,000	0.345
10/31/14	(45,000)	0.3437
11/5/14	39,518	0.382
11/6/14	20,150	0.3805
11/6/14	17,500	0.3813
11/7/14	25,000	0.34
11/11/14	20,000	0.3002
11/11/14	80,860	0.3041
11/13/14	63,401	0.2792
11/18/14	3,600	0.243
11/18/14	(15,300)	0.2418
11/18/14	4,300	0.2431
11/18/14	2,700	0.2831

CREL

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
10/29/14	1,000	0.3753
11/5/14	39,519	0.382
11/6/14	20,150	0.3805
11/6/14	17,500	0.3813
11/12/14	(60,640)	0.2901
11/13/14	(59,500)	0.2731
11/13/14	(39,500)	0.2717
11/13/14	(23,500)	0.2667
11/13/14	(13,000)	0.2629
11/13/14	(172,600)	0.2585
11/14/14	(155,000)	0.2555
11/17/14	(27,000)	0.2394
11/17/14	(68,500)	0.2377

CASF

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
11/17/14	(27,000)	0.2394
11/17/14	(68,500)	0.2377

WKCAX

CUSIP No. 961840105	SCHEDULE 13D/A	Page 15 of 15 Pages

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
10/29/14	(3,300)	0.4006
10/29/14	(500)	0.403
11/4/14	30,000	0.3684
11/4/14	70,000	0.3692
11/7/14	(37,000)	0.3622
11/7/14	(63,000)	0.3638
11/7/14	(40,339)	0.3308
11/10/14	(5,700)	0.3216
11/10/14	(6,999)	0.3211
11/10/14	(4,730)	0.322
11/11/14	(40,000)	0.3009
11/11/14	(10,000)	0.3058
11/11/14	(38,974)	0.3025
11/12/14	(54,200)	0.2924
11/12/14	(116,184)	0.2913
11/12/14	(25,160)	0.2901
11/19/14	25,000	0.2785
11/19/14	40,000	0.2827